Exhibit 3

NOVAGOLD RESOURCES INC.

Management’s Discussion & Analysis

November 30, 2012 and 2011

Table of Contents

Management’s Discussion and Analysis	3
General	3
Description of business	3
Corporate developments	3
Discussion of operations	7
Results of operations	7
Fourth quarter results	9
Selected financial data	9
Liquidity and capital resources	11
Related party transactions	12
Financial instruments	12
Subsequent event	15
Significant accounting estimates and judgments	15
New accounting pronouncements	17
Risk factors	18
Other	18
Disclosure controls and internal control over financial reporting	18
Cautionary notes	19
Appendix – Reserve & Resource Table	22

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NOVAGOLD RESOURCES INC. (“NOVAGOLD”, “we”, “our” or the “Company”) is dated February 11, 2013 and provides an analysis of NOVAGOLD’s audited financial results for the fiscal year ended November 30, 2012 compared to the previous year.

The following information should be read in conjunction with the Company’s November 30, 2012  audited consolidated financial statements and related notes which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company adopted IFRS on December 1, 2011 with a transition date of December 1, 2010.  A reconciliation of the previously disclosed comparative years’ financial statements prepared in accordance with previous Canadian generally accepted accounting principles (“Canadian GAAP”) to the current Canadian GAAP, which has adopted IFRS, is set out in Note 28 to the consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE-MKT (formerly NYSE-AMEX) under the symbol “NG”. Additional information related to NOVAGOLD, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and the Company’s website at www.NOVAGOLD.com.

Description of business

NOVAGOLD is a precious metals company engaged in the acquisition, exploration and development of precious metal properties primarily in Alaska, U.S.A. and British Columbia, Canada. Our current properties include a 50% interest in the Donlin Gold project in Alaska, U.S.A. and a 50% interest in the Galore Creek copper-gold-silver project in British Columbia, Canada. Our primary focus is on Donlin Gold, which advanced to the permitting phase in 2012. Donlin Gold is located in a state with low geopolitical risk that has a long history of mining, established permitting standards and processes, and a government supportive of resource development.

Corporate developments

In 2012, we successfully delivered on the key goals established at the beginning of the year.

Highlights of our accomplishments for 2012 include:

Advancement of the Donlin Gold project

•	The updated feasibility study was approved by NOVAGOLD and Barrick in July.
•	Permitting commenced in August.
•	The Notice of Intent to prepare an Environmental Impact Statement (“EIS”) was published by the U.S. Army Corps of Engineers in the Federal Register in December commencing the public scoping process.
•	Maintained a strong safety record.
•	Began workforce development planning in local villages and schools.

Strengthened our financial position

•	Received net proceeds of $316.4 million (US$318.0 million) from the completion of an equity financing of 35 million common shares at US$9.50 per share in February.
•
Received proceeds of $5.8 million (US$ 5.7 million) from the exercise of warrants, and subsequent to our 2012 year-end, an additional $54.0 million (US$54.4 million) for the remainder of the outstanding warrants.

•	Sufficient cash available to repay $95.0 million of outstanding convertible notes due 2015 and to advance Donlin Gold through the expected three to four-year permitting process.

Simplified our corporate structure to focus on the Donlin Gold property

•	Successfully spun-out and distributed shares of NovaCopper Inc. and its Upper Kobuk Mineral Project (“UKMP”) in the Ambler district of Alaska to NOVAGOLD shareholders in April.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

•	Completed the sale of Alaska Gold Company LLC, including the Rock Creek project, to Bearing Strait Native Corporation (“BSNC”) in November.
•	Assembled a strong core team which includes industry leaders with an exceptional track record of building major gold mines on time and on budget.
•	Reduced staff and opened a management office in Salt Lake City, Utah.

Our goals for 2013 include:

•	Advance the permitting of Donlin Gold on time and on budget.
•	Optimize the Donlin Gold project by lowering upfront capital requirements and increasing the rate of return.
•	Maintain a healthy balance sheet.
•	Further evaluate opportunities to monetize the value of Galore Creek and increase its reserves and resources.
•	Continue an effective corporate social responsibility program.

Corporate governance

On January 9, 2012, Gregory Lang joined the Company as President and Chief Executive Officer and Rick Van Nieuwenhuyse was appointed as the President and Chief Executive Officer of NovaCopper Inc.

On March 26, 2012, we announced the appointment of Anthony P. Walsh to the Company’s Board of Directors and the resignation of James Philip from the Board of Directors. Mr. Walsh has held such senior positions as President and Chief Executive Officer of Miramar Mining Corporation, which in 2007 was sold to Newmont Mining Company, President and Chief Executive Officer of Sabina Gold and Silver Corporation and Senior Vice President and Chief Financial Officer of International Corona Corporation. Prior to joining the industry, he had a twelve-year tenure with Deloitte, Haskins & Sells, where he earned his Chartered Accountant designation. Mr. Walsh currently serves on the boards of several Canadian exploration and development companies.

On April 18, 2012, we announced the appointments of Gregory A. Lang, the Company’s President and CEO, and Sharon Dowdall to the Company’s Board of Directors. Ms. Dowdall served in senior legal capacities for Franco-Nevada Corporation ("Franco-Nevada”), a major gold-focused royalty company, and Newmont Mining Corporation. Prior to joining Franco-Nevada, she practiced law with a major Canadian legal firm specializing in natural resources. Ms. Dowdall was the recipient of the 2011 Canadian General Counsel Award for Business Achievement. She currently serves on the boards of several Canadian exploration and development companies.

On November 1, 2012, David Deisley was appointed to the position of Executive Vice President and General Counsel. Mr. Deisley is responsible for legal governance and supporting the efforts to advance the permitting process on the Donlin Gold project.  Mr. Deisley has over 25 years of experience in the mining industry in the Americas. He previously served as Executive Vice President, Corporate Affairs and General Counsel for Goldcorp Inc.

On November 12, 2012, Elaine Sanders stepped-down from her position as Vice President and Chief Financial Officer Ms. Sanders was appointed as Chief Financial Officer of NovaCopper Inc. On November 13, 2012, David A. Ottewell was appointed to the position of Vice President and Chief Financial Officer. Mr. Ottewell is responsible for all aspects of our financial management. Mr. Ottewell has over 25 years of mining industry experience. He previously served as Vice President and Controller for Newmont Mining Corporation.

On November 30, 2012, Gillyeard Leathley, Senior Vice President and Chief Operating Officer retired from the Company. Mr. Leathley continues to serve as a Senior Advisor to the President and as a member of the Board of Directors.

Property review

Donlin Gold

Donlin Gold is the world’s largest known undeveloped gold deposit. Donlin Gold is owned and operated by Donlin Gold LLC, a limited liability company that is owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick. The deposit is located entirely on private, Alaska Native-owned land and Alaska state mining claims totaling 154,631 acres (62,577 hectares). Donlin Gold LLC has a good working relationship with Calista Corporation (“Calista”) and The Kuskokwim Corporation (“TKC”), owners of the mineral and surface rights to Donlin Gold. The property has estimated proven and probable mineral reserves of 505 million tonnes of ore grading 2.09 grams per tonne gold representing 33.85 million ounces of gold. The property hosts estimated measured and indicated mineral resources (inclusive of mineral reserves) of 541 million tonnes of ore grading 2.24 grams per tonne gold representing 39.0 million ounces of gold and inferred mineral resources of 92 million tonnes of ore grading 2.02 grams per tonne gold representing 6.0 million ounces of gold. See “Reserve and Resource Estimates.”

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

On December 5, 2011, we announced the completion of the updated Feasibility Study for the Donlin Gold project (“Study”). This updated Study revised the original feasibility study which had been completed in April 2009 (the “2009 Feasibility Study”) with updated mineral reserves and resources, capital cost, and operating cost estimates and formed the basis of the “Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility” with an effective date of November 18, 2011. A copy of the Donlin Gold Technical Report is available on our website at www.NOVAGOLD.com and as well at www.sedar.com or www.sec.gov.

Donlin Gold, if put into production in accordance with the Study, would produce an average of 1.5 million ounces of gold per year in its first five years of operation at an average cash cost of US$409 per ounce, and an average of 1.1 million ounces of gold per year at average cash cost of US$585 per ounce over its projected 27-year mine life. Current proven and probable mineral reserves, estimated at 33.85 million ounces, are situated along three kilometers of an eight kilometer long established mineralized corridor.

The Study proposes to use natural gas, rather than diesel fuel, for power generation. Natural gas would be delivered to site via a 500-kilometer-long pipeline. The change to utilizing natural gas is an important modification that improved certain project parameters, including lowering power operating costs, simplifying environmental management associated with reduced diesel transport and usage requirements; and providing flexibility for future operational modifications.

The total project capital cost in the Study was estimated at US$6.7 billion1 including US$834.0 million for the natural gas pipeline that would deliver natural gas from Cook Inlet to the mine site, and a contingency of US$984.0 million, representing 25% of the property, plant and equipment. We would be responsible for 50% of the total project capital costs. The resultant after-tax net present value (“NPV”) at US$1,200 per ounce of gold and a 5% discount rate is US$547 million.

On August 7, 2012, we announced that Donlin Gold LLC commenced permitting of the project. This announcement follows the Donlin Gold LLC Board of Directors approval of the Project's Updated Feasibility Study. Barrick and NOVAGOLD have expressed their commitment to advance the project through permitting. Donlin Gold subsequently submitted a Plan of Operations and the Wetlands Permit Application under Section 404 of the U.S. Clean Water Act to the U.S. Army Corps of Engineers, formally initiating the permitting process. This permit application triggered the start of the preparation of an EIS under the National Environmental Policy Act ("NEPA”). The U.S. Army Corps of Engineers, which is the lead agency for the NEPA process, has selected an independent contractor to prepare the EIS. The Notice of Intent for the EIS was published in the Federal Register by the U.S. Army Corps of Engineers which initiated the public scoping process.

The Donlin Gold deposit is located on Calista lands, selected for their mineral potential, and the project operates under a mining lease with Calista. Calista is one of 13 regional Alaska Native corporations established as part of the Alaska Native Claims Settlement Act of 1971(“ANCSA”). The mining lease agreement obligates Donlin Gold to make certain payments, including royalties, and undertake other commitments to Calista.

TKC, an entity formed in 1977 by ten ANCSA village corporations located along the middle region of the Kuskokwim River, is the owner of the surface rights estate for most of the project lands.  Donlin Gold operates under a surface use agreement with TKC. Donlin Gold is negotiating a restructuring of the TKC agreement. Among other benefits, the surface use agreement provides TKC with payments for lands used and protection of subsistence activities.

——————————————
1 Does not include escalation for inflation.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

In the year ended November 30, 2012, Donlin Gold spent US$33.6 million in preparation for and the commencement of the permitting application process and community development. In 2013, Donlin Gold expects to spend approximately $30 million (100% basis) to continue the permitting process and for community development.

We record our interest in the Donlin Gold project as an equity investment, which results in our 50% share of Donlin Gold expenses being recorded in the income statement as an operating loss. The investment amount recorded on the balance sheet primarily represents unused funds advanced to Donlin Gold LLC.

Heather White, B.Sc., P. Eng, a consultant of the Company and a “qualified person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), has approved the scientific and technical information included in this section.

Galore Creek

Galore Creek is a large copper-gold-silver project located in northwestern British Columbia, held by Galore Creek Partnership (the “partnership”)  a partnership in which wholly-owned subsidiaries of NOVAGOLD and Teck Resources Limited (“Teck”) each own a 50% interest. Galore Creek Mining Corporation (“GCMC”) manages Galore Creek operations. The 293,838 acre (118,912 hectare) property holds a large undeveloped porphyry-related deposit. On July 27, 2011 we announced the results of the pre-feasibility study (“PFS”), which confirmed the technical and economic viability of the Galore Creek project. In November 2011, we announced our intention to investigate opportunities to sell all or part of our interest in Galore Creek. The sale process commenced in March 2012 and is ongoing.

We continued to enhance Galore Creek’s value through exploration in 2012. In the year ended November 30, 2012, the project spent $33.9 million, primarily related to exploration and geotechnical drilling to support an enhanced engineering plan. The 2012 program included approximately 27,000 meters of resource infill, exploration and geotechnical drilling, additional engineering studies and site care and maintenance costs. Our program in 2013 includes the following: evaluating opportunities to monetize the value of Galore Creek, updating the resource model with the latest 2012 drill results; follow-up on positive drill results and test additional targets with approximately 10,000 meters of planned drilling; and potentially increase resources. Galore Creek expenditures in 2013 are expected to be approximately $16.0 million (100% basis).

We record our interest in the Galore Creek project as an equity investment, which results in our 50% share of Galore Creek expenses being recorded in the income statement as an operating loss. The investment amount recorded on the balance sheet primarily represents the cost of the Company’s investment in the partnership since its formation in 2007, the acquisition costs related to Copper Canyon, and unused funds advanced to the partnership.

NovaCopper spin-out

On April 30, 2012, we spun-out NovaCopper Inc. (“NovaCopper”), a wholly-owned subsidiary of the Company which holds the UKMP and Ambler copper district assets located in Alaska, to our shareholders. Each shareholder of the Company received one share of NovaCopper for every six shares held in the capital of the Company.

We recorded a non-taxable gain of $71.6 million on the spin-out of NovaCopper, as the fair value of the UKMP and Ambler district assets exceeded the assets’ book value of $31.0 million.  We determined the fair value based on NovaCopper’s volume weighted-average trading prices on the TSX for the five trading days commencing on the sixth trading day following the transaction. The spin-out was treated as a return of capital with a $144.9 million reduction in shareholders’ equity.

Other properties

On November 1, 2012, we completed the sale of Alaska Gold Company LLC (“AGC”), a wholly owned subsidiary of the Company, which owns the Rock Creek property (“Rock Creek”) in and around Nome, Alaska to BSNC for US$6.0 million.  We received US$1.0 million in cash, a US$5.0 million note receivable bearing 3% interest payable over five years and a 5% net profit interest royalty on future production from Rock Creek.  The remaining Rock Creek closure reclamation bond of US$13.4 million was transferred to BSNC. BSNC has assumed full responsibility and liability for the remainder of the Rock Creek reclamation activities as requested by State and Federal regulatory authorities.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

Discussion of operations
in thousands of Canadian dollars,
except for per share amounts
	Year ended November 30, 2012 $	Year ended November 30, 2011 $
Expenses (1)	24,126	21,112
Share-based payments	19,045	8,878
Finance costs, net	14,061	13,520
Foreign exchange gain	11,376	9,322
Gain on embedded derivative	39,955	29,761
Gain on derivative	36,901	30,322
Income (loss) for the period	67,641	(57,452)
Income (loss) per share
- Basic	0.25	(0.24)
- Diluted	0.09	(0.24)
Cash and cash equivalents	253,037	60,572
Total assets	655,626	519,730
Total liabilities	179,583	299,585

(1) General and administrative, salaries and severance, professional fees, and corporate and development expenses.

In 2012, NOVAGOLD completed a reorganization of the Company to focus on our primary asset, Donlin Gold. The key transactions included the spin-out of NovaCopper, completion of the AGC and Rock Creek sale to BSNC, as well as changes to and relocation of management. In addition, last February, NOVAGOLD successfully completed a $316.4 million equity financing to fund: (i) Donlin Gold ($18.5 million); (ii) Galore Creek ($16.3 million); (iii) the NovaCopper spin-out ($40.4 million); and (iv) closure and other activities at Rock Creek ($21.3 million). The cash and cash equivalents of $253.0 million at November 30, 2012 and the receipt, subsequent to year-end, of $54.0 million in proceeds from the exercise of the remaining warrants, will be sufficient to repay the US$95.0 million convertible notes, and fund our project and administrative costs all the way through permitting of Donlin Gold, a three to four year time period. In 2013, our share of project funding is expected to be $15.0 million for Donlin Gold, $8.0 million for Galore Creek and we expect approximately $17.0 million in administrative costs.

Results of operations

Our operations primarily relate to the delivery of project milestones, including the achievement of various technical, environmental, sustainable development, economic and legal objectives, obtaining necessary permits, completion of feasibility studies, preparation of engineering designs and the financing to fund these objectives.

For the year ended November 30, 2012, we reported net income of $67.6 million (or $0.25 per share, basic and $0.09 per share, diluted) compared to a net loss of $57.5 million (or $0.24 per share, basic and diluted) in the prior year. The increase in income was primarily due to: a decrease in the operating loss; a non-cash gain recognized on the spin-out of NovaCopper Inc. to our shareholders during the second quarter; a non-cash gain on the reduction in the embedded derivative liability related to our convertible notes; and a non-cash gain on the reduction in the derivative liability related to the Company’s U.S. dollar denominated warrants. The reduction in the embedded derivative liability and derivative liability results from the decrease in the Company’s share price. The table below describes the changes in Income (loss) from 2011 to 2012 as follows:

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

 in millions of Canadian dollars
		Description
Income (loss) - 2011	(57.5)

Decreased operating loss	52.7	See Operating loss discussion in table below
Gain on NovaCopper spin-out	71.6	Gain on the distribution of NovaCopper shares to shareholders at fair market value (note 8)
Gain on embedded derivative liability	10.2	Decrease in the fair value of convertible notes (note 16)
Gain on derivative liability	6.6	Decrease in the fair value of U.S. dollar denominated warrants (note 17)
2012 gain on sale of subsidiary	5.3	Sale of AGC and Rock Creek, Alaska property (note 9)
2011 gain on sale of land and equipment	(17.9)	Sale of mining property near Nome, Alaska (note 11)
Other	(3.4)
Increase in income	125.1
Income (loss) - 2012	67.6

The Operating loss for 2012 decreased by $52.7 million, primarily due to lower reclamation and closure charges related to Rock Creek (sold in the fourth quarter of 2012), lower project costs at Galore Creek and Donlin Gold, partially offset by corporate reorganization costs. The table below describes the decrease in Operating loss from 2011 to 2012 as follows:

 in millions of Canadian dollars
		Description
Operating loss - 2011	(131.7)

Lower Rock Creek expenses	35.1	Reclamation charges decreased by $20.1, care and maintenance costs decreased by $6.9 and a gain on the sale of inventory of $1.2 in 2012 compared to an inventory write- down of $6.9 in 2011
Lower share of expenses at Galore Creek	14.9
2011 included a $17.5 charge for impairment of power
transmission rights resulting from the Canadian Federal and
British Columbia Provincial Governments’ approval for the
construction of a high‐capacity 287‐kV transmission line in
northwestern British Columbia, eliminating the need for the
power transmission rights to construct Galore Creek’s own
transmission lines

Lower mineral property expenses	10.4	Lower expenditures, primarily at UKMP and the Ambler district
Lower share of expenses at Donlin Gold	4.4	2011 included gas pipeline study costs
Increased share-based payments, salaries, severance, and other administrative expenses	(13.2)
The corporate reorganization was implemented in 2012,
resulting in additional one-time expenses primarily due to
inducement payments related to the hiring of new employees
and severance expense for outgoing employees

Foreign exchange and other	1.1
Decrease in operating loss	52.7
Operating loss - 2012	(79.0)

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

Fourth quarter results

During the fourth quarter of 2012, we recorded a gain on the sale of AGC, which owns the Rock Creek project, for $5.3 million. We also incurred $3.6 million in share based payments during the fourth quarter of 2012 compared to $1.7 million in 2011; the increase is primarily due to compensation expense related to the hiring of new executives.

Selected financial data

Annual  information

The following audited annual information is prepared in accordance with IFRS for years ended November 30, 2012 and November 30, 2011 and Canadian GAAP for year ended November 30, 2010.

in thousands of Canadian dollars,
except for per share amounts
	2012 $	2011 $	2010 $
Net revenues	-	-	599
Income (loss) for the year	67,641	(57,452)	(203,549)
Income (loss) per share
- Basic	0.25	(0.24)	(0.95)
- Diluted	0.09	(0.24)	(0.95)
Total assets	655,626	519,730	801,740
Total liabilities	179,583	299,585	190,526
Dividends declared	Nil	Nil	Nil

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

Quarterly information

The following unaudited quarterly information is prepared in accordance with IFRS.

in thousands of Canadian dollars,
except per share amounts
2012	Fourth Quarter $	Third Quarter $	Second Quarter $	First Quarter $
Expenses (1)	4,496	6,880	6,884	5,866
Share-based payments	3,552	2,936	2,469	10,088
Finance costs, net	3,786	3,826	3,273	3,176
Foreign exchange gain (loss)	1,188	(8,422)	17,199	1,411
Gain (loss) on embedded derivative	(10,088)	4,844	17,421	27,778
Gain (loss) on derivative	(659)	5,321	13,696	18,543
Income (loss) for the period	(21,909)	(21,457)	94,238	16,769
Income (loss) per share
- Basic	(0.08)	(0.08)	0.34	0.07
- Diluted	(0.08)	(0.08)	0.26	(0.01)
Cash and cash equivalents	253,037	267,437	301,191	342,576

2011	Fourth Quarter $	Third Quarter $	Second Quarter $	First Quarter $
Expenses (1)	6,769	5,267	5,359	3,717
Share-based payments	1,675	1,664	1,702	3,837
Finance costs, net	3,517	3,434	2,994	3,575
Foreign exchange gain (loss)	(12,142)	(5,382)	254	26,592
Gain (loss) on embedded derivative	(2,700)	9,356	16,191	6,914
Gain (loss) on derivative	(6,250)	1,582	15,640	19,350
Income (loss) for the period	(50,788)	(52,104)	24,596	20,844
Income (loss) per share
- Basic	(0.21)	(0.22)	0.11	0.09
- Diluted	(0.21)	(0.22)	(0.01)	(0.15)
Cash and cash equivalents	60,572	84,376	109,796	127,794

(1) General and administrative, salaries and severance, professional fees, and corporate and development expenses.

Factors that can cause fluctuations in the Company’s quarterly results include: the timing of stock option grants; foreign exchange rate gains or losses related to the Company’s U.S. dollar-denominated cash and cash equivalents; fluctuations in the Company’s share price, which affects the fair value of derivatives (U.S. dollar-denominated warrants) and embedded derivatives (U.S. dollar-denominated convertible debt); disposal of assets or investments, and changes in estimated reclamation and closure costs. Significant quarterly pre-tax items were as follows:

Fourth quarter 2012: $5.3 million gain on the sale of Alaska Gold Company, which owns the Rock Creek project.

Third quarter 2012: $3.1 million recovery from decommissioning liabilities resulting from a reduction in the Rock Creek closure cost estimate.

Second quarter 2012: $71.6 million gain on the spin-out of NovaCopper Inc. to shareholders.

First quarter 2012: $27.8 million gain on embedded derivative liability resulting from the decrease of the Company’s share price which reduced the fair value of the convertible feature for the convertible debt (embedded derivatives).

Fourth quarter 2011: None.

Third quarter 2011: $20.6 million charge for decommissioning costs, and $6.9 million inventory write-down to reflect the decision to proceed with closure activities at the Rock Creek project.

Second quarter 2011: $16.1 million gain on the disposition of alluvial gold properties near Nome, Alaska.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

First quarter of 2011: $17.5 million impairment loss on power transmission rights at Galore Creek and realized a $19.4 million foreign exchange loss on converting warrant exercise pricing from U.S. dollars to Canadian dollars.

Liquidity and capital resources

Cash and cash equivalents increased by $192.4 million to $253.0 million at November 30, 2012 compared to $60.6 million at November 30, 2011. The increase in cash is primarily related to the receipt of $316.4 million in net proceeds from an equity financing in February 2012 and $5.8 million from the exercise of warrants, partially offset by $88.4 million used in operating activities during the year and $40.4 million used to fund the spin-out of NovaCopper. The Company has sufficient working capital available to repay US$95.0 million of outstanding convertible notes due in 2015 and to advance Donlin Gold through the expected three-to-four year permitting process.

Cash used in operating activities increased by $12.2 million to $88.4 million in 2012 compared to $76.2 million in 2011. The increase resulted from higher decommissioning expenses at Rock Creek, partially offset by lower expenses at the UKMP and Ambler district due to the spin-out of NovaCopper in April 2012. The Company used $18.5 million and $16.3 million to fund its share of expenditures at the Donlin Gold and Galore Creek projects in 2012, compared to $22.0 million and $14.1 million cash funding for the Donlin Gold project and Galore Creek projects in 2011.

The Company has no material off-balance sheet arrangements.

Contractual obligated undiscounted cash flow requirements, excluding operating leases, as at November 30, 2012 are as follows.

in thousands of Canadian dollars,
unless otherwise specified
	Total $	< 1 Year $	1–2 Years $	2–3 Years $	3–4 Years $	4–5 Years $	Thereafter $
Accounts payable and accrued liabilities	5,669	5,669	-	-	-	-	-
Decommissioning liabilities	1,143	994	149	-	-	-	-
Convertible notes – interest (a)	US$13,063	US$5,225	US$5,225	US$2,613	-	-	-
Convertible notes – holders option (a)	US$95,000	US$95,000	-	-	-	-	-
Promissory note	US$68,106	-	-	-	-	-	US$68,106

(a)
The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 (“put option”) or upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes, plus any accrued and unpaid interest. As a result of the put option, the Company may be required to repurchase the Notes on May 1, 2013 and thus the Company has classified the Notes and the related embedded derivative as current liabilities.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

The future minimum payments under operating leases at November 30, 2012 are approximately as follows.

in thousands of Canadian dollars
Operating leases $
2013	658
2014	709
2015	794
2016	912
2017	735
Total	3,808

The Company has a non-cancellable sublease for an office location and the future minimum sublease payments expected to be received as at November 30, 2012 are approximately as follows:

in thousands of Canadian dollars
Operating subleases $
2013	260
2014	270
2015	270
2016	270
2017	203
Total	1,273

Related party transactions

During the year ended November 30, 2012, the Company provided exploration and management services in the following amounts to the following: $24,000 (2011: $20,000) to Alexco, a related party having two common directors; $13,000 (2011: $30,000) to TintinaGold, a related party having one director and a major shareholder in common; US$236,000 (2011: US$600,000) to Donlin Gold LLC; office rental and services totaling $798,000 (2011: $881,000) to Galore Creek Partnership; and management and office administration services totaling $908,000 (2011: Nil) to NovaCopper, a company having common directors and shareholders.  At November 30, 2012, the Company had $0.1 million receivable from NovaCopper and $4.4 million receivable from the Galore Creek Partnership.

Financial instruments

Based on its activities, the Company is exposed to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following provides a comparison of carrying and fair values of each classification of financial instrument as at November 30, 2012 and 2011.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

 in thousands of Canadian dollars
November 30, 2012	Loans and receivables $	Available for sale $	Held for trading $	Other financial liabilities $	Total carrying amount $	Total fair value $
Financial assets
Cash and cash equivalents	253,037	-	-	-	253,037	253,037
Accounts and notes receivable	2,017	-	-	-	2,017	2,017
Investments
At cost (a)	-	500	-	-	500	N/A
At fair value	-	2,383	-	-	-	2,383
Reclamation deposits	-	-	1,557	-	1,557	1,557
Long-term accounts receivable	7,673	-	-	-	7,673	7,673
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	5,669	5,669	5,669
Decommissioning liabilities	-	-	-	1,143	1,143	1,143
Promissory note (b)	-	-	-	67,670	67,670	67,670
Convertible notes (c)	-	-	-	71,997	71,997	71,997
Embedded derivative	-	-	-	17,820	17,820	17,820
Derivative liability	-	-	-	15,179	15,179	15,179
Other liabilities	-	-	-	105	105	105

 in thousands of Canadian dollars
November 30, 2011	Loans and receivables	Available for sale	Held for trading	Other financial liabilities	Total carrying amount	Total fair value
Financial assets
Cash and cash equivalents	60,572	-	-	-	60,572	60,572
Accounts and notes receivable	13,974	-	-	-	13,974	13,974
Investments At cost (a)	-	500	-	-	500	N/A
At fair value	-	4,025	-	-	4,025	4,025
Reclamation deposits	8,900	-	-	-	8,900	8,900
Long-term accounts receivable	4,137	-	-	-	4,137	4,137
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	14,802	14,802	14,802
Decommissioning liabilities	-	-	-	29,176	29,176	29,176
Promissory note (b)	-	-	-	65,979	65,979	65,979
Convertible notes (c)	-	-	-	66,880	66,880	66,880
Embedded derivative	-	-	-	58,660	58,660	58,660
Derivative liability	-	-	-	53,018	53,018	53,018
Deferred liability	-	-	-	4,030	4,030	4,030
Other liabilities	-	-	-	153	153	153

(a)	The investments held at cost are not publicly traded and thus the fair value of the investments is not readily determinable.
(b)	The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate.
(c)	The carrying value of the convertible notes is a split instrument between equity and liabilities. The fair value represents the value payable under the debt instrument.

The Company uses the fair value hierarchy that classifies financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value. The financial instruments from the above schedule are classified as follows:

Level 1 – Quoted prices in active markets for identical assets: investments.
Level 2 – Observable inputs without significant adjustments: cash and cash equivalents, reclamation deposits.
Level 3 – Significant unobservable inputs:  promissory notes and convertible notes.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

Financial risk management

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a majority of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rate between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At November 30, 2012, the Company is exposed to currency risk through the following assets and liabilities.

in thousands of U.S. dollars
	November 30, 2012 US$	November 30, 2011 US$
Cash and cash equivalents	252,201	55,204
Accounts receivable	4,838	13,200
Reclamation deposits	-	6,845
Accounts payable and accrued liabilities	(542)	(6,008)
Convertible notes	(72,460)	(66,061)
Deferred liability	-	(3,950)
Derivative liability	(15,277)	(51,963)
Embedded derivative	(17,935)	(57,493)
Promissory note	(68,106)	(64,666)

Based on the above net exposures as at November 30, 2012, and assuming that all other variables remain constant, a 5% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $4.1 million in the Company’s consolidated comprehensive income (loss).

(b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

As of November 30, 2012, the Company had US$252.2 million in cash and cash equivalents, which assuming that all other variables remain constant, a 5% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $12.6 million in the Company’s cash and cash equivalents.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through its capital structure and financial leverage as outlined in Note 23 to the consolidated financial statements.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

Contractual obligated cash flow requirements as at November 30, 2012 are as follows.

 in thousands of Canadian dollars,
 unless otherwise specified
	Total $	< 1 Year $	1–2 Years $	2–3 Years $	3–4 Years $	4–5 Years $	Thereafter $
Accounts payable and accrued liabilities	5,669	5,669	-	-	-	-	-
Decommissioning liabilities	1,143	994	149	-	-	-	-
Convertible notes interest (i)	US$13,063	US$5,225	US$5,225	US$2,613	-	-	-
Convertible notes principal (i)	US$95,000	US$95,000	-	-	-	-	-
Promissory note	US$68,106		-	-	-	-	US$68,106

(i)
The Notes mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 (“put option”) or upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest. As a result of the put option, the Company may be required to repurchase the notes on May 1, 2013 and thus the Company has classified the convertible notes and the related embedded derivative as current liabilities.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the convertible notes are not subject to interest rate risk because they are at fixed rates. The interest rate on the promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at November 30, 2012, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.7 million in the interest accrued by the Company per annum.

(e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not have any hedging or other commodity-based risks with respect to its assets or operations.

Subsequent event

In December 2012, a major shareholder of the Company exercised all of its remaining 31.3 million warrants. The Company issued 31.3 million shares and received proceeds of $46.3 million (US$46.6 million).  In January 2013, the remaining 5.2 million warrants were exercised and the Company issued 5.2 million shares and received proceeds of $7.7 million (US$7.8 million).

Significant accounting estimates and judgments

The preparation of the Company’s consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amount of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting estimates based on future occurrences. Revisions to the accounting estimates are recognized in the period in which the estimates are revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date that could result in a material adjustment to the carrying amount of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to the following significant areas of judgment:

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

i.	recoverability of the carrying amount of investments (Note 15) and mineral properties (Note 14);
ii.	inputs used in determining the fair value of share based compensation (Note 19), embedded derivative (Note 16) and derivative instruments (Note 17);
iii.	determination of the expected life in measuring the convertible notes (Note 16);
iv.	inputs used in measuring the deferred income tax liability (Note 25); and
v.	inputs used in measuring decommissioning liabilities (Note 18).

Review of asset carrying values and impairment assessment

Each reporting period, assets or cash generating units are evaluated determine whether there are any indications of impairment. If any such indication exists, which is often judgmental, an impairment test is performed and if indicated, an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell or value in use.

Determination of the fair value of share-based compensation, embedded derivative related to the convertible debt and the derivative instruments.

In order to compute fair values, the Company uses option pricing models that require management to make estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, and forfeiture rates.

Determination of the value of convertible notes.

The valuation of convertible notes requires discounted cash flow analyses that involve various estimates and assumptions. The Company must assess the likelihood of convertible note holders demanding repayment of the convertible notes on May 1, 2013 to estimate the expected cash flows.

Deferred income taxes

The determination of the Company’s tax expense or recovery for the year and deferred tax liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

The Company’s accounting policy requires the recognition of a decommissioning liability when the obligation occurs

Decommissioning liabilities are periodically reviewed to reflect known developments, including updated cost estimates. Although the ultimate cost to be incurred is uncertain, the Company estimates its costs based on studies using current restoration standards and techniques.

Critical accounting judgments

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management. The following are accounting items which involve judgment:

(a)	Mineral properties

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

(b)	Decommissioning liabilities

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those relating to site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

New accounting pronouncements

Unless otherwise noted, in the Company’s case the following revised standards and amendments are effective for annual periods beginning on or after December 1, 2013, except IFRS 9 which is after December 1, 2015 and IAS1 which is after December 1, 2012, with earlier application permitted.  The Corporation has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

•
IFRS 9 Financial Instruments was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income.

•
IFRS 10 Consolidated Financial Statements requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

•
IFRS 11 Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Nonmonetary Contributions by Venturers.

•
IFRS 12 Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

•
IFRS 13 Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

•
There have been amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

•
IAS 1 Presentation of Financial Statements has been amended to require entities to separate items presented in OCI into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

•
IFRS 7 Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after January 1, 2013, with earlier application permitted.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are under the heading “Risk Factors” in NOVAGOLD’s Annual Information Form for the year ended November 30, 2012 available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on the Company’s website at www.NOVAGOLD.com.

Other

On March 14, 2012, the U.S. Environmental Protection Agency (the “EPA”) notified Alaska Gold Company by letter that it intended to seek penalties for alleged violations of the Clean Water Act at the Rock Creek Mine.  These alleged violations related to storm water discharges during 2009-2011.  The letter afforded Alaska Gold Company the opportunity to enter into discussions with the EPA regarding a potential administrative settlement to resolve the alleged violations. Alaska Gold Company and the EPA reached an administrative settlement and the Company paid US$177,500 to the EPA in the fourth quarter of 2012. This administrative settlement resolves all past liabilities related to storm water discharges at the Rock Creek Mine.

Disclosure controls and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, including providing reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure. Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the U.S. Exchange Act and the rules of Canadian Securities Administrators, as at November 30, 2012. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the U.S. Exchange Act and National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim filings. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the preparation and presentation of financial statements. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at November 30, 2012, the Company’s internal control over financial reporting was effective.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm that has expressed its opinion in its report included with the Company’s annual consolidated financial statements.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal controls over financial reporting during the year ended November 30, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains statements of forward-looking information. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including the Company’s plans and expectations relating to its Donlin Gold and Galore Creek projects, completion of transactions, and the potential sale of NOVAGOLD’s interest in the Galore Creek project, market prices for precious and base metals, or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to achieve production at any of the Company’s mineral exploration and development properties;
•	estimated capital costs, operating costs, production and economic returns;
•	estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
•	our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
•	assumptions that all necessary permits and governmental approvals will be obtained;
•	assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
•	our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
•	our activities will not be adversely disrupted or impeded by development, operating, political, social, or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

•	uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
•	uncertainty of estimates of capital costs, operating costs, production and economic returns;
•	uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
•	risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
•	risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
•	risks related to the third parties on which the Company depends for its exploration and development activities;
•	dependence on cooperation of joint venture partners in exploration and development of properties;
•	credit, liquidity, interest rate and currency risks;
•	risks related to market events and general economic conditions;
•	uncertainty related to inferred mineral resources;
•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
•	risks related to lack of infrastructure;
•
mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

•
the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis, subject to reasonable conditions, or at all;

•	commodity price fluctuations;
•	risks related to governmental regulation and permits, including environmental regulation;
•	risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
•	uncertainty related to title to the Company’s mineral properties;
•	uncertainty related to unsettled aboriginal rights and title in British Columbia;
•	the Company’s history of losses and expectation of future losses;
•	uncertainty as to the outcome of potential litigation;
•
uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;

•	risks related to default under the Company’s unsecured convertible notes;
•	risks related to the Company’s majority shareholder;
•	risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
•	increased competition in the mining industry;
•	the Company’s need to attract and retain qualified management and technical personnel;
•	risks related to the Company’s current practice of not using hedging arrangements;
•	uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
•	risks related to the integration of potential new acquisitions into the Company’s existing operations;
•	risks related to unknown liabilities in connection with acquisitions;
•	risks related to conflicts of interests of some of the directors of the Company;
•	risks related to global climate change;
•	risks related to adverse publicity from non-governmental organizations;
•	uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;
•	increased regulatory compliance costs relating to the Dodd-Frank Act; and
•	increased regulatory compliance costs related to the Company’s loss of its foreign private issuer status.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in NOVAGOLD’s Annual Information Form for the year ended November 30, 2012, filed with the Canadian securities regulatory authorities, NOVAGOLD’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NOVAGOLD and filed with the appropriate regulatory agencies.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Management’s Discussion and Analysis

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Reserve and resource estimates

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Appendix – Reserve & Resource Table

RESERVES AND RESOURCES SUMMARY
At April 30, 2012

Donlin Gold (NOVAGOLD 50%)
GOLD	Tonnage Mt	Grade* g/t	Metal content Moz	NOVAGOLD share** Moz
Reserves (100%)1 Proven	7.7	2.32	0.57	0.29
Probable	497.1	2.08	33.28	16.64
P&P	504.8	2.09	33.85	16.93
Resources (100%)3 inclusive of reserves Measured	7.7	2.52	0.63	0.31
Indicated	533.6	2.24	38.38	19.19
M&I	541.3	2.24	39.01	19.50
Inferred	92.2	2.02	5.99	3.00

Galore Creek (NOVAGOLD 50%)
COPPER	Tonnage Mt	Grade* %Cu	Metal content Mlbs	NOVAGOLD share** Mlbs
Reserves (100%)2 Proven	69.0	0.61	900.0	450.0
Probable	459.1	0.58	5,900.0	2,950.0
P&P	528.0	0.59	6,800.0	3,400.0
Resources (100%)4 inclusive of reserves Measured	108.4	0.48	1,147.0	573.5
Indicated	706.3	0.50	7,786.0	3,893.0
M&I	814.7	0.50	8,933.0	4,466.5
Inferred	346.6	0.42	3,230.0	1,615.0
GOLD	Mt	g/t	Moz	Moz
Reserves (100%)2 Proven	69.0	0.52	1.15	0.58
Probable	459.1	0.29	4.30	2.15
P&P	528.0	0.32	5.45	2.73
Resources (100%)4 inclusive of reserves Measured	108.4	0.48	1.70	0.85
Indicated	706.3	0.28	6.40	3.20
M&I	814.7	0.31	8.00	4.00
Inferred	346.6	0.24	2.70	1.35
SILVER	Mt	g/t	Moz	Moz
Reserves (100%)2 Proven	69.0	4.94	11.0	5.5
Probable	459.1	6.18	91.2	45.6
P&P	528.0	6.02	102.2	51.1
Resources (100%)4 inclusive of reserves Measured	108.4	4.10	14.30	7.15
Indicated	706.3	5.38	122.10	61.05
M&I	814.7	5.21	136.40	68.20
Inferred	346.6	4.28	47.73	23.87

Copper Canyon (NOVAGOLD 70%)
Resources (100%)5,6	Tonnage	Grade*	Metal content	NOVAGOLD share**
COPPER	Mt	%Cu	Mlbs	Mlbs
Inferred	53.7	0.50	592.0	414.4
GOLD	Mt	g/t	Moz	Moz
Inferred	53.7	0.73	1.26	0.88
SILVER	Mt	g/t	Moz	Moz
Inferred	53.7	10.60	18.36	12.85
t = metric tonne	Approximate cutoff grades (see Resource Footnotes below):
M = million	Donlin Gold Reserves1: 0.57 g/t gold
g/t = grams/tonne	Resources3: 0.46 g/t gold
* Reserve grade is diluted; resource grade is in situ.	Galore Creek Reserves2: C$10.08 NSR
** NOVAGOLD share net after earn-ins	Resources4: C$10.08 NSR
Copper Canyon Resources5,6: 0.6% copper equivalent

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Notes:
a. These resource estimates have been prepared in accordance with NI43-101 and the CIM Definition Standard, unless otherwise noted.
b. See numbered footnotes below on resource information.

c. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content
d. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper pounds as imperial pounds

Resource Footnotes:
(1)
Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters:  Metal price for gold of US$975/oz; reference mining cost of US$1.67/t incremented US$0.0031/t/m with depth from the 220 m elevation (equates to an average mining cost of US$2.14/t), variable processing cost based on the formula 2.1874 x (S%) + 10.65 for each US$/t processed; general and administrative cost of US$2.27/t processed; stockpile rehandle costs of US$0.19/t processed assuming that 45% of mill feed is rehandled; variable recoveries by rock type, ranging from 86.66% in shale to 94.17% in intrusive rocks in the Akivik domain; refining and freight charges of US$1.78/oz gold; royalty considerations of 4.5%; and variable pit slope angles, ranging from 23º to 43º. Mineral Reserves are reported using an optimized net sales return value based on the following equation: Net Sales Return = Au grade * Recovery * (US$975/oz – (1.78 + (US$975/oz – 1.78) * 0.045)) - (10.65 + 2.1874 * (S%) + 2.27 + 0.19) and reported in US$/tonne.  Assuming an average recovery of 89.54% and an average S% grade of 1.07%, the marginal gold cutoff grade would be approximately 0.57 g/t, or the gold grade that would equate to a 0.001 NSR cutoff at these same values. The life of mine strip ratio is 5.48.  The assumed life-of-mine throughput rate is 53.5 kt/d.

(2)
Mineral Reserves are contained within Measured and Indicated pit designs using metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively. Appropriate mining costs, processing costs, metal recoveries and inter ramp pit slope angles varing from 42º to 55º were used to generate the pit phase designs. Mineral Reserves have been calculated using a 'cashflow grade' ($NSR/SAG mill hr) cut-off which was varied from year to year to optimize NPV.  The net smelter return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Net Smelter Return;  TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$2.50/lb, US$1,050/oz, and US$16.85/oz for copper, gold, and silver, respectively, at an exchange rate of CDN$1.1 to US$1.0; Cu Recovery = Recovery for copper based on mineral zone and total copper grade; for Mineral Reserves this NSR calculation includes mining dilution.  SAG throughputs were modeled by correlation with alteration types.  Cash flow grades were calculated as the product of NSR value in $/t and throughput in t/hr. The life of mine strip ratio is 2.16.

(3)
Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the following assumptions:  gold price of US$1,200/oz; variable process cost based on 2.1874 * (sulphur grade) + 10.6485; administration cost of US$2.29/t; refining, freight & marketing (selling costs) of US$1.85/oz recovered; stockpile rehandle costs of US$0.20/t processed assuming that 45% of mill feed is rehandled; variable royalty rate, based on royalty of 4.5% * (Au price – selling cost). Mineral Resources have been estimated using a constant Net Sales Return cut-off of US$0.001/t milled.  The Net Sales Return was calculated using the formula: Net Sales Return = Au grade * Recovery * (US$1200/oz – (1.85 + ((US$1200/oz – 1.85) * 0.045)) - (10.65 + 2.1874 * (S%) + 2.29 + 0.20)) and reported in US$/tonne. Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

(4)
Mineral resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parameters as used for Mineral Reserves.  Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis. Mineral resources have been estimated using a constant NSR cut-off of C$10.08/t milled. The Net Smelter Return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Diluted Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using silver using the economic and technical parameters mentioned above. The mineral resource includes material within the conceptual M,I&I pit that is not scheduled for processing in the mine plan but is above cutoff.  Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

(5)
The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; for the purposes of the equivalency formula, Cu Recovery is assumed to be 100%.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates".

(6)
NOVAGOLD Canada Inc. has agreed to transfer its 60% joint venture interest in the Copper Canyon property to the Galore Creek Partnership, which is equally owned by NOVAGOLD Canada Inc. and a subsidiary of Teck Resources Limited.  The remaining 40% joint venture interest in the Copper Canyon property is owned by another wholly owned subsidiary of NOVAGOLD.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012

Cautionary Note Concerning Reserve & Resource Estimates

This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

Technical Reports and Qualified Persons

The documents referenced below provide supporting technical information for each of NOVAGOLD's projects.

Project	Qualified Person(s)	Most Recent Disclosure & Filing Date
Donlin Gold	Tony Lipiec, P. Eng., AMEC	Donlin Creek Gold Project

	Gordon Seibel R.M. SME, AMEC	Alaska, USA

	Kirk Hanson P.E., AMEC	NI 43-101 Technical Report on Second Updated Feasibility Study
amended filing on January 23, 2012

Galore Creek	Robert Gill, P.Eng., AMEC	Galore Creek Copper–Gold Project,

	Jay Melnyk, P.Eng., AMEC	British Columbia, NI 43-101 Technical Report on Pre-Feasibility Study,

	Greg Kulla, P.Geo., AMEC	filed on September 12, 2011

Greg Wortman, P.Eng., AMEC

Dana Rogers, P.Eng., Lemley International

 Heather White, B.Sc., P.Eng., who is a consultant to NOVAGOLD and a “qualified person” under NI 43-101, has approved the scientific and technical information included in this section related to: (i) Donlin Gold since the issuance of the technical report filed on January 23, 2012, and (ii) Galore Creek since the issuance of the technical report filed on September 12, 2011.

NOVAGOLD RESOURCES INC.
Year ended November 30, 2012